FNEX VENTURES

One Indiana Square, Suite 252

Indianapolis, IN 46204

FORESIDE FINANCIAL SERVICES, LLC

Three Canal Plaza, Suite 100
Portland, ME 04101

September 20, 2019

Ms. Karen Rossotto

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:

Pre-Effective Amendment No. 4 to the Registration Statement filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”), of Leader Funds Trust (the “Registrant”) (File Nos. 811-23363 and 333-226250)

Dear Ms. Rossotto:

On behalf of the above referenced Registrant and its principal underwriter, Foreside Financial Services, LLC, pursuant to the requirements of Rule 461 under the Securities Act, we respectfully request that the effectiveness of Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 filed on September 20, 2019 be accelerated to September 20, 2019, or as soon as practicable thereafter.

Thank you for your prompt attention to the request for acceleration. Please contact Bo Howell at 509-279-8202 or Tina Bloom at 513-708-6391 if you have any questions or need further information.

/s/ Todd R. Ryden	/s/ Mark Fairbanks
Todd R. Ryden	Mark Fairbanks
President	Vice President
FNEX Ventures	Foreside Financial Services, LLC